                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        Rent-A-Wreck of America, Inc.
           --------------------------------------------------------
                               (Name of Issuer)

                        common stock, par value $.01
           --------------------------------------------------------
                         (Title of Class of Securities)

                                  760098103
           --------------------------------------------------------
                                (CUSIP Number)

                                                   302 737-0706
          Robert M. Temko, 39 Hidden Valley Drive, Newark,De. 19711
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 2, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
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CUSIP No. 760098103                   13D                 Page  2  of  3  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                               Robert M. Temko
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                  PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization        USA

-------------------------------------------------------------------------------
    Number of Shares          (7) Sole Voting
   Beneficially Owned               Power              93,800
   by Each Reporting         --------------------------------------------------
      Person With             (8) Shared Voting
                                    Power              95,700
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              11,700
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          201,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                          5.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

1. Common Stock, $.01 par value
      Rent-A-Wreck of America, Inc.
      11460 Cronridge Drive, Suite 120
      Owings Mills, Md. 21117


ITEM 2.  IDENTITY AND BACKGROUND

2a. Robert M. Temko
2b. 39 Hidden Valley Drive, Newark, De. 19711
2c. Associate manager, insurance sales
    The Horace Mann Insurance Companies
    1 Horace Mann Plaza
    Springfield, Il. 62715
    Multiline insurance company
2d. no
2e. no
2f. USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

3. Personal funds


ITEM 4.  PURPOSE OF TRANSACTION

4. Shares acquired for investment purposes; additional shares may be purchased or sold, but no specific plans exist.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

5a. 201,200 shares; 5.1 per cent
 b. 95,700 shares held jointly by Robert M. Temko and Victoria B. Temko, his wife.
    54,400 shares held by Robert M. Temko as custodian for his children. 11,700 shares held by Victoria B. Temko, with Robert M. Temko having the power to dispose or direct the disposition of said shares. Victoria B. Temko resides at 39 Hidden Valley Drive, Newark, De. 19711. She is a parent educator for the Parent Early Education Center, 83 E. Main Street, Newark, De 19711. (2d: no 2e:no 2f:USA).
5c. Dates refer to trade dates)
      July 7, 1999 sold 4000 shares, 1 7/8
      July 7, 1999 bought 600 shares, 1 23/32
      July 8, 1999 bought 2000 shares 1 21/32
      July 8, 1999 bought 1500 shares, 1 11/16
      July 9, 1999 sold 300 shares, 1 7/8
      July 9, 1999 bought 400 shares, 1 25/32
      July 12, 1999 sold 500 shares, 1 7/8
      July 13, 1999 bought 800 shares, 1 11/16
      July 15, 1999 bought 600 shares, 1 11/16
      July 15, 1999 sold 1000 shares, 1 7/8
      July 16, 1999 bought 2600 shares, 1 11/16
      July 20, 1999 sold 500 shares, 1 7/8
      July 20, 1999 bought 400 shares, 1 11/16
      July 22, 1999 bought 400 shares, 1 5/8
      July 23, 1999 bought 1700 shares, 1 1/16
      July 26, 1999 sold 500 shares, 1 59/64
      July 26, 1999 sold 4500 shares, 1 7/8
      July 26, 1999 sold 300 shares, 1 15/16
      July 29, 1999 sold 2400 shares, 1 27/32
      July 29, 1999 sold 5000 shares, 1 7/8
      July 30, 1999 bought 5000 shares, 1 23/32
      August 2, 1999 bought 5000 shares, 1 23/32
      August 3, 1999 bought 800 shares, 1 11/16
      August 3, 1999 bought 3300 shares, 1 23/32
      August 4, 1999 bought 2400 shares, 1 23/32
      August 16, 1999 sold 3100 shares, 2 1/4
      August 17, 1999 bought 1500 shares, 2
      August 18, 1999 bought 2000 shares, 2
      August 26, 1999 bought 500 shares, 2 1/32
      August 26, 1999 bought 650 shares, 2 1/16
      August 31, 1999 bought 2500 shares, 2 1/32
      September 2, 1999 bought 3100 shares, 2 1/32
      September 3, 1999 bought 1400 shares, 2 1/16
      September 7, 1999 bought 650 shares, 2 1/16
      September 15, 1999 bought 1200 shares, 2
5d. n/a
5e. n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

6. n/a


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

7. n/a


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       September 22, 1999
                                       ----------------------------------------
                                       (Date

                                       /s/ Robert M. Temko
                                       ----------------------------------------
                                       (Signature)

                                       Robert M. Temko
                                       ----------------------------------------
                                       (Name/Title)